Filed by The PNC Financial Services Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                     Subject Company: Riggs National Corporation
                                                   Commission File No. 000-09756

     The following is the transcript from an investor presentation that took place on April 21, 2005 in connection with the announcement of the earnings and business for the quarter ended March 31, 2005 by The PNC Financial Services Group, Inc., a Pennsylvania corporation ("PNC"). The press release and supplementary information referred to in the following transcript were previously filed on April 21, 2005 by PNC pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, and this transcript should be read in conjunction with those materials.

                             Beginning of Transcript

Bill Callihan:      Thank you, Operator. Good morning, everyone.

                    Welcome to today's conference call for The PNC Financial Services Group. Participating in this call will be PNC's Chairman and Chief Executive Officer, Jim Rohr, and Bill Demchak, the Company's Vice Chairman and Chief Financial Officer.

                    As a reminder, the following comments contain forward-looking information. Actual results or future events could differ - possibly materially - due to a variety of factors, including those described in this call and today's earnings release and the Supplementary Financial Information and our 2004 10-K and other SEC reports. These statements speak only as of April 21, 2005 and PNC undertakes no obligation to update them. The following comments also contain discussion of non-GAAP financial measures, which to the extent not so qualified in the document, is qualified by GAAP reconciliation information included in today's earnings release, Financial Supplement, 2004 Form 10-K, and other documents available on our website at www.pnc.com in the "For Investors" section. Now, I'd like to turn the call over to Jim Rohr.

Jim Rohr:           Thank you, Bill. Good morning. And thanks for joining us

                    today. You've seen the numbers that we've published, and we're encouraged by this quarter's results and we're optimistic about the rest of the year. We outperformed our expectations, and yours, and we're pleased about that.

                    On the revenue side, net interest income was better-than-expected, because we saw solid loan and deposit growth, and our yields on securities increased substantially. Loans were up 11% on an annualized basis and deposits were up 12% annualized, while securities yields increased 28 basis points over the last quarter. Bill will give you some further insight on how we achieved this NII growth in a few minutes.

                    On the fee side, we saw strong growth in non-interest income, particularly in asset management, fund servicing, equity management, and trading. So we continue to experience meaningful growth in customers in all of our businesses.

                    Shifting to the expense side, the expenses came in better than we expected also. In fact, excluding BlackRock's expenses, our non-interest expense was down compared to last quarter. We earned that business growth even though asset quality continued to improve at very good levels and we maintained our risk discipline. These important factor - indicators of success bode well for the future. In fact, we expect net interest income to continue to increase through the year and we expect continued growth in our customer franchise.

                    All that said, I'm encouraged by this quarter, but we know that we still have room for improvement. To perform at the level to which we aspire, and that means to consistently outperform our peer group, we need to raise our expectations and we're in the process of doing that. We're making good progress in terms of revenue growth and our credit quality and risk management are in excellent shape. Now our challenge is to make cost control a core competency. And in a few minutes I'll tell you how we intend to do that.

                    But let me start by giving you a brief review of the results by major line of business. Before I get into each business, I'd like to point out that if we just exclude after-tax gains from the institutional loans held for sale, a process that really was completed last year, that is, the $19 million in first quarter of last year gains and the million dollar in this year's first quarter, our banking business earnings are up almost 10% year-over-year.

                    But first, the Regional Community Bank continues to grow its customer base and its balance sheet, while maintaining our company-wide risk discipline. While we realized growth in deposits, the increase came from the interest-bearing side as our pricing strategy helped us gain customers. Now we're working to tilt that balance back towards non-interest bearing deposit growth. But we're pleased with how we rounded out our customer relationships.

                    On the loan front, consumer and small business loans increased on an average over a year ago by 20% and 12%, respectively. The Community Bank increased consumer and small business relationships by 20,000 during the quarter, which represents 33% more growth than we saw in the first quarter of 2004, excluding the United accounts, and 54% more growth than two years ago.

                    Now you should keep in mind as you're looking at the Community Bank performance that some of the quarter-over-quarter comparisons for the Community Bank are typically impacted by several seasonal factors in the


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

                    first quarter. For example, we tend to realize much higher consumer-related transaction fees during the holiday season, and in the first quarter people in our primary banking region tend to be a little less active because of the winter weather.

                    Moving on to Wholesale Banking, which also had a solid quarter, they had strong asset quality, which contributed to the negative provision for the quarter. Earnings were down compared with a year ago primarily because as expected we only had minimal gains from the institutional loans held for sale that I mentioned before. But the fundamentals in the business continue to be positive.

                    While we managed our loan growth to a less-than-expected growth rate, we still achieved an 8% increase in average loans over a year ago, and average deposits grew 30%, driven by an increase in customer relationships.

                    Now, we saw a substantial increase in commercial mortgage servicing portfolio, as well as stronger treasury management performance. In fact, the treasury management unit processed a number - a record number - of lockbox checks for the month of March, which indicates that our technology is allowing us to take market share.

                    Moving to the Wealth Management business, which earns as you know very high returns on capital, we produced strong earnings growth despite the flat-to-down market conditions. In fact, excluding the $7 million Hawthorn gain from the sale in last year's first quarter, earnings were up 17%, driven by strong expense discipline and improved operating leverage.

                    Our localized relationship management approach, which was developed over the course of 2004, is paying off and now that we have the right framework to serve the clients, the challenge is simply getting more advanced with potential and existing clients, and that's working well.

                    PFPC - this continues to be a real success story. Despite market and pricing pressures, PFPC produced record earnings, which is a testament to their strong sales culture and excellent cost control. Fund servicing revenue increased 8% over a year ago, while operating expense increased only 4% over the same period. I think if you were to look at PFPC's competitors, you would find our growth in earnings to be exemplary.

                    Finally, BlackRock had another excellent quarter highlighted by the very successful acquisition of State Street Research and Management. That transaction brought approximately $49 billion in assets under management to BlackRock and is expected to be 30 cents accretive to their 2005 earnings. A run rate we expect to achieve in 2006.


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

                    I'd like to note that on January 31st, the day the transaction closed, BlackRock converted all of State Street's fixed income funds to its platform and our PFPC unit did the work to convert all of State Street's mutual funds to a common form - common platform with BlackRock's funds. It's really a good example of how we're working together with BlackRock.

                    All of these business successes are underpinned by two important disciplines. First, we maintained our risk and our balance sheet discipline. And second, our cost control improved significantly with non-interest expenses, as I mentioned, ex-BlackRock, coming in below our original expectations and below last quarter.

                    Now, I'd like to turn to two matters that represent a great opportunity for us. First, I'd like to discuss the efficiency initiative, which is called One PNC. The overarching goal of the program is to help us move closer to our customers, to speed up our processes, reduce bureaucracy in order to respond more quickly to customer demand.

                    This program will largely reshape our culture, and it will develop cost control and efficiency as a lasting core competency. I want you to understand that this is the most complete review of our businesses we've ever done. Over a 16-week period, which began in January, a large number of our key people with assistance in developing and executing the process from an outside firm, are reviewing everything we do, from staffing, management structures, pricing of products, vendor relationships, everything. One PNC teams so far have generated more than 6,500 ideas for expense savings and revenue opportunities, and the steering committee, which I am chairing, has already spent a considerable amount of time reviewing these ideas. Once the review process reaches its conclusion in June, we will immediately begin to implement the ideas.

                    I've been very encouraged by the early work on One PNC. I am confident that we will realize meaningful enhancements to our profitability. While we intend to cut expenses substantially we will also identify opportunities to increase revenue. I've taken some heat for not giving you an expense target number, and I'm still not going to do that, and here's why. I really don't want our people to stop when they get to a certain number. I want them to complete this review process to really identify the most efficient way for us to deliver high-quality customer service. I want them to find everything that needs to be found.


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

                    When the process is complete, we will report the savings we plan to achieve and you should know that this initiative will have a significant and lasting effect on our culture and performance.

                    The second opportunity I'd like to discuss is the Riggs acquisition. We're getting fairly close to completing the transaction now, and we can give you an update. While there's still more work to be done before the transaction can close, including regulatory and Riggs shareholder approval, we're pleased that many of the legal issues regarding the Riggs franchise have been settled.

                    Obviously, these items have been reported in the press, so I won't dwell on them. But it's worth noting that the Spanish litigation was settled. The Court has accepted their plea and settled the DOJ case. In addition, there's an agreement in principle to settle the Riggs Delaware derivative and class-action litigation, which of course remains subject to Court approval and other conditions.

                    Riggs has successfully exited most of its international relationships and we expect to receive, or hope to receive, regulatory approval in the next week. And we performed a highly successful mock conversion of the Riggs systems.

                    Our Greater Washington management team, to be led by Mike Harreld, the former head of our Kentucky and Indiana market is ready to go in. So we're prepared and excited to compete in this high-growth market and we're going to be highly visible there.

                    For starters, we've been named the "Official Bank" of the Washington Nationals, and we've got a very aggressive marketing strategy ready to roll out, including free use of ATMs for customers who use our package accounts, longest banking hours in the region, including Sundays, easy switch tools to help customers move from other banks to PNC. I should note that significant investments were factored into our thinking from the beginning. We have every intention of becoming a leading player in this new market, but we understand that there's significant investment involved.

                    It's also worth looking that what we're going to acquire in this deal, because I think the value of the Riggs franchise, and the market opportunity for us, has been largely ignored in the light of the media attention to Riggs's regulatory problems.

                    Under our revised agreement, we will acquire solid retail banking franchise at a fair price with other deals across the country, and especially in the Washington region. So we think we're getting an excellent platform on which we can build. Remember, Riggs is not in a lot of the businesses we're in. We intend to bring the full scope of our franchise to the small business and the affluent in this rapidly growing market.


                                      - 5 -
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                    In summary, I'm pleased by the first quarter results. Our
                    businesses are realizing solid growth in loans, deposits, and customers. And we're getting exemplary performance from our treasury team, as Bill will discuss. And we're maintaining our risk discipline. I'm also pleased with what the horizon holds for PNC. We stand at a good time in our development. Over the past several years we've done hard work to create a moderate risk profile and a sound balance sheet. And we did it without sacrifice to the customer franchise.

                    Now, with this strong platform, we're ready to go full speed into an exciting new market, and we're preparing to transform PNC into a much more efficient and even more customer-focused organization. I'm confident that all of these positive trends will produce strong results through the rest of '05.

                    With that, I'll ask Bill to give you some detail on the quarter and the positioning of our balance sheet. Bill?

Bill Demchak:       Thanks, Jim. It was a good quarter for us. As Jim said,
                    the 354 million in earnings we reported today clearly beat the expectations we shared with you in January. I'd like to help you understand why that happened, and then I'd give you some insight into the state of our balance sheet and our positioning relative to the flatter yield curve.

                    I know that you were expecting the one-time items in the first quarter results, so I won't spend a lot of time on them. Obviously, the principal item which we disclosed last quarter, is the 16 cents per share benefit from the restructuring of our ownership in BlackRock, which resulted in the reversal of deferred tax liabilities. And why - by the way while I'm on the subject of one-time items - I should note that we expect to record charges of approximately 11 cents per share through the course of the Riggs integration for one-time expenses, and most of this will occur in the second quarter.

                    Now I'll move on to the factors that contributed to our performance in the first quarter, and let's start with the revenue side. Net interest income was up slightly from last quarter. And as you know, we expected it to decrease due to several seasonal factors. We achieved this strong net interest income results both because we had a higher level of earning assets and because we managed to increase the yield on our securities book by 28 basis points during the quarter.

                    Average earning assets were up three and a half billion over last quarter, which looks like a large increase, but if you break the earnings - the increase in earnings assets down, you'll see that we added around 900 million of loans, 800 million of securities, and 1.8 billion of trading assets, including resale agreements to fund some short positions.


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

                    Within the securities book on a spot basis, we added 1.9 billion of floating rate securities, then reduced our fixed rate securities position by about 300 million through purchases, net of sales and paydowns.

                    At the same time we added roughly a billion to our received fixed swap position. Sales with a fixed rate position gave raise to a $9 million securities loss for the quarter, but left us better provision - position for the future. Net/net, when you dig all through that, and this is important, virtually all of the increase in our earning assets came from floating rate assets. Our duration of equity remains negative and we continue to have substantial investment flexibility.

                    I'm sure you noticed as well that our net interest margin dropped 10 basis points for the quarter. Well, here's what happened. The decline is almost entirely the result of increased balances in our trading book, which include hedges. The combination of trading assets, fed funds sold and resale agreements increased 1.6 billion on average compared with the fourth quarter. And as you can see, if you dig through the financial supplement, the net annualized margin on this position is only around 40 basis points. And this in turn had a dramatic effect on the overall balance sheet margin.

                    And we had excellent trading results this quarter, both in our client-related books and in our portfolio positioning books where we used trading strategies to protect both against the yield curve flattening and rate increases. Assets in the trading book obviously bring down the net interest margin, but on balance we like the earnings and the flexibility that give us the managing of our overall exposure to interest rates.

                    We told you last quarter we expected net interest income to increase from fourth quarter 2004 levels beginning in the second quarter, and we still expect those increases, assuming we continue to see loan growth and the forward curve comes to fruition. And if that happens, we'd also expect the net interest margin to stabilize.

                    Perhaps the biggest driver of the pace of net interest income increases and margin expansion is the shape of the yield curve. There's no question that a high-steep yield curve is best for the banking industry. Unfortunately, what we've been seeing is the flattening of the curve due to the sell-off in the front end, with virtually no movement in the long end, which is Greenspan's conundrum.

                    The back end of the curve, doesn't - the back end of the curve, however, doesn't concern us so much. We have no intention of adding a lot of long-dated paper. It's the rising front end that requires our attention, and we're


                                      - 7 -
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                    well-positioned for the flatter curve to the extent that
                    it's possible given the nature of our business. And there's a couple of reasons for this.

                    The first thing is that rates on the front end of the curve are clearly rising. For example, two-year swaps have gone from 2% to 4% over the last year, and in fact, if you look at the yield curve from Fed Funds to two year swaps over the same period it actually steepens slightly.

                    Now, the reason this is important for us is that our securities book is short-dated, relative to our peers. So our roll-off is faster. And we've been able to redeploy our assets at higher rates. As you'll see this quarter we managed to increase the yield on our securities book by 28 basis points. And absent the effect on trading assets we've managed to keep our net interest margin fairly constant. Now this would not have been possible had the securities book not been short-dated.

                    The difference between PNC's balance sheet and the bulk of our peers is that our faster - with our faster roll-off we can invest at higher yields. Because -- and this is kind of the important part -- we never went off the curve to begin with. We just to have to beat the old rate at the front end of the curve and that's what we've been doing.

                    We also have not been anywhere close to being fully invested, which means we have preserved and continue to preserve substantial flexibility to take advantage of short-term market changes. Combination of a short-dated book and substantial dry powder has created a balance sheet that can remain sound across a wide range of yield curves.

                    On the fee side, non-interest income continued to grow this quarter. The bulk of the increase came from the asset management line, which was obviously bolstered by BlackRock's State Street acquisition. But also came from equity management gains. Those positive effects were partially offset by lower service charges on deposits, which is a seasonal effect, and by lower net gains from sales on commercial mortgages, which accounts for the lower number in the corporate services line.

                    Expenses were well-controlled this quarter. Most of the increase over the previous quarters was due to increases at BlackRock, which were mostly from the State Street acquisition. As Jim said, if you just take out BlackRock's expenses for the relevant periods, non-interest expense was actually down slightly quarter-over-quarter, was only up moderately over a year-ago.

                    Now, I'd like to give you some insight into the provision, which was down from the prior periods and which was lower than what we'd expected. There are two simple factors at work here. First, asset quality improved even further,


                                      - 8 -
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                    and second, market-wide loan growth has been somewhat more muted than what we had expected.

                    You can see all the asset quality statistics in the press release and financial supplement, including the very low level of net charge-offs, so I'll focus on the loan side. Jim mentioned our discipline. And that's the issue that has restricted our loan growth. We're seeing solid economic growth and demand for financing for that growth is strong in most sectors of the market. But we're also experiencing a very high level of competition, and the competition is often driving prices and terms down to levels that just don't make sense for us.

                    We told you last quarter that we saw hints of irrational prices. And I'll tell you this quarter we've seen more than hints. And we're just not willing to play the game. So we're not winning as many deals as we'd like to at the prices and structures we want.

                    That said, we did achieve solid loan growth this quarter. While the rate of loan growth did not meet our expectations for the first quarter, it did match the overall industry growth in C&I loans, as published by the Fed. I've told you in the past that across the cycle we expect net charge-offs to come in at 40 to 50 basis points alone.

                    And at this point in the cycle with asset quality very strong, we're seeing much lower level of charge-offs, and we expect asset quality to remain strong. So the combination of low charge-offs and slower-than-anticipated loan growth is keeping provisions lower than we had expected. I should also note that the provision will be impacted in the second quarter by a significant loan recovery, as a result of a litigation settlement.

                    Finally, I'd like to spend a moment on our deposit pricing strategy. We've been aggressive. We've offered free consumer and business checking. We've offered incentives to open new business checking accounts. We've advertised competitive rates on CDs and money markets. These offers have led to strong increases in client relationships, particularly in the fast-growing New Jersey market. They've also led to growth in deposits, especially interest-bearing deposits. And while we're paying higher rates for this funding then we did six months ago or a year ago, we've been able to lock in long-term deposits at rates that are even more profitable in today's rate environment. Again, because the front-end of the yield curve is rising.

                    Our balance sheet positioning has allowed us to be aggressive in customer acquisition at a time when many of our peers can't afford to be. And I should note that while we initially raised prices at a faster rate, we had a long way to go from our prior very conservative pricing several months ago.


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                    It made sense for us to pay clients more for their money at the beginning stages of Fed tightening when we could invest the money at greater spreads as time went on. Now, our pricing is only slightly above the median of our peers, so we're not paying more for deposits than a lot of our competition. And given the current market dynamics, we are not likely to reprice deposits as aggressively going forward as opportunities to earn outside returns on the money diminish.

                    I'd like to conclude by reiterating Jim's optimism about the future. Our first quarter results were strong. And they reflect much of the progress we've made on both the customer front and on the balance sheet. The better news is that PNC is growing organically and expanding and we're working very hard to re-engineer this Company through the huge commitment we've made to the One PNC initiative. We want to become a highly efficient and more responsive organization. And I believe that One PNC will have a strong positive impact on our future earnings. With that, we'd be happy to take your questions.

Bill Callihan:      Kelly, if you could give our participants instructions,
                    please.

Operator:           As a reminder, if you would like to ask a question please
                    press star, then the number 1, on your telephone keypad.
                    We'll pause for just a moment to compile the Q&A roster.
                    Your first question comes from John McDonald of Bank of America.

John McDonald:      Hi, Good morning.

Jim Rohr:           Hi, John.

John McDonald:      Saw some pretty good improvement in the efficiency ratio
                    this quarter. Could you give us some color on what happened there? I assume there's no benefit yet from One PNC in that?

Jim Rohr:           No, there's no real benefit from One PNC.  I think we've
                    just, we've taken a hard line on expenses. I think was - we signaled that, as you know John, at the Goldman conference last fall. We started building it into our plans when we did the budgets for this year. And I think that discipline has showed up for us in the first quarter. We expect it to be continuing.

John McDonald:      Okay. Second question was on Riggs. Could you remind us of the expected EPS dilution in 2005 and 2006, and has that changed at all?

Jim Rohr:           We're going through the numbers.


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

Bill Demchak:       Everybody's doing hand signals here, John. We had the .11
                    one time and then we had basically .06 run rate through '05 and then in the course of '06 we had another .05 in total.

John McDonald:      Okay. So kind of operating EPS, 6 cents dilution this year and 5 next year?

Bill Demchak:       Yes. And remember, that's with everything priced in right?
                    The branch expansion, the hard entry into that market with a big presence.

John McDonald:      All that is included in that?

Jim Rohr:           Yes.  Biggest part of that is really the branch expansion.
                    As we said we were going to build 30 branches, so.

John McDonald:      Okay.

Jim Rohr:           And that's -- much of that -- a significant portion of that is underway already.

John McDonald:      Okay. And last thing was, just on commercial loan growth,
                    how would you character your outlook on commercial loan growth right now?

Jim Rohr:           I would say commercial loan growth should continue to be
                    good. Our customers - we did an economic survey that we published in the March time frame and the middle-market and small business customers were pretty optimistic. I was kind of surprised about the economic numbers that came out a couple of weeks ago, but then this morning's numbers in terms of unemployment were better. I think the economy is good, I think loan growth will be good. The real question is how much we're willing to take out in terms of the risk profile that some of these transactions are being bid out.

Bill Demchak:       I ought to tell you though John, that even in the last
                    couple of weeks this sort of mini panic that we've seen in the market, credit spreads I guess driven off the autos, we've seen some deals get pulled and people back off, so that's kind of encouraging. Maybe we'll get some rationality back here.

John McDonald:      Okay, Thanks, guys.

Bill Callihan:      Next question please.

Operator:           Your next question comes from Mike Mayo of Prudential.

Jim Rohr:           Good morning, Mike.

Michael Mayo:       Morning. What inning are you in releveraging the balance
                    sheet? I know you've kept your powder dry, but how much is left?


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Bill Demchak:       We haven't moved it. I mean the important thing, if you
                    look at the growth in the securities book, it's all floating-rate stuff. Where, in effect, we're earning a spread on, what I'll call a very low risk or not riskless, but low risk asset. There's no duration mismatch. So what you see in the growth and securities hasn't affected our balance sheet positioning at all.

Michael Mayo:       What's the duration of your securities portfolio and how did that change from the fourth quarter, and what do you think is kind of a normal rate for the industry?

Bill Demchak:       You know, you could write a thesis on the last part of that question, but I would tell you that the duration of the securities book increased slightly by the end of the first, from the fourth, because you remember we had the big backup in rates during that period of time, so to the extent we owned any mortgages and we own some, it extended. Now having said that, we rallied back. So I actually don't know off the top of my head. I've compared today versus the fourth, but it's not a huge change. What duration you should own can only be answered in combination with how much you should own. So that's probably something we take off-line and as you know, I can talk forever about it.

Michael Mayo:       And then lastly, just a follow-up to the other questions,
                    the Riggs dilution, so should we think about 1 cent hit next quarter and maybe like 3 and 2? I was wondering how much noise or negative impact you might see from the up-front dilution in the next quarter or so.

Bill Demchak:       The one-time next quarter assume somewhere around .08 out
                    of the .11 with -- right now we've modeled sort a run rate
                    3 and 3. Could you switch a penny one quarter to the other?
                    Sure.

Michael Mayo:       And then the One PNC initiative, you said we'll get some
                    details when the process is complete. Did you mean the review process or the - actually, get all the savings and certain synergies and what metric are you looking at to measure your progress?

Jim Rohr:           We'll have all of the recommendations.  It's a very tight
                    schedule. The recommendations, we've had two reviews of the recommendations so far, there are two more. The fourth review will be the concluding review, and that will take place in the end of May. The decisions will be concluded in June and we will then come to the - we'll tell you exactly what's been decided and what metric we're going to use to implement over the course of the following year.

Michael Mayo:       I guess we'll hear by July or sooner, then?

Jim Rohr:           Yes.

Michael Mayo:       Okay, thanks.

Bill Callihan:      Next question, please.

Operator:           Your next question comes from Nancy Bush of NAB Research.

Jim Rohr:           Good morning Nancy.

Nancy Bush:         Good morning, guys. Just a question for you on PNC Advisors.
                    For any of us who kind of know people in Philadelphia, it's become pretty well known that you didn't pay bonuses there this year. I think the bonus payments were stopped a couple of days before they were supposed to be paid and the reason given was some compliance issues in the unit. Can you just kind of tell us what's going on there?

Jim Rohr:           That's technically not correct. We paid bonuses in PNC
                    Advisors. There were some people that were impacted based upon some compliance, not violations - we had no violations
                    - but we didn't have as good a compliance program as we wanted to have there last year. That's all been fixed. But we did reduce some bonuses, as you would expect us, to for people who didn't implement the compliance programs as fully as it should have been.

Nancy Bush:         Well, I mean...

Jim Rohr:           There were bonuses - significant bonuses were paid to PNC
                    Advisors last year.

Nancy Bush:         Can you just kind of clarify what your expectations are as far as improvement in the unit, because I thought that was sort of one of the areas of focus, you've been doing a lot of surveys and a lot of other things there, and what do you expect out of that unit?

Jim Rohr:           We expect solid growth.  I think we've seen - we changed the program to an open architecture program a year and a half ago. In the course of last year we rationalized some of the expenses in the business. And I think you saw the performance in the first quarter this year was a good first quarter performance. We were pleased with the customer growth, as well as the expense management in the first quarter. I think it will have a - I think it will have a good year this year. If you take out the gain on the sale of Hawthorn, which was recorded in the first quarter of a year ago - just quarter earnings over quarter earnings were up
                    17% in the first quarter.

Nancy Bush:         Okay. Thanks.

Operator:           Your next question comes from Jason Goldberg of Lehman
                    Brothers.

Jim Rohr:           Good morning, Jason.

Jason Goldberg:     Morning. I guess in your comments you used the term
                    "irrational pricing" to describe the lending environment.
                    And a lot of your peers kind of using the term competitive, just instead. I was wondering if you could expand on that in terms of I guess who - not specific names, but maybe more broader bigger banks, smaller banks, other financials - in terms of who you've seen irrational pricing from, any particular segments or concentrations?

Bill Demchak:       We can't really point a finger at any one suspect.  It
                    depends which line of business you're in. But some examples, we're seeing sort of unsecured financing go through the price of where we're willing to do secured. Our asset-based lending group they had a run of, what was it, Jim, eight or nine or ten sort of misses, not against other asset-based lending groups, but against people going unsecured.

                    And you know, at that point you just back off. The spreads you're getting off of those assets don't nearly pay you for the risk that comes with it. But it's - look, everybody's struggling with the same issue, right? Everybody wants to show net income interest growth and do so through loan growth, and there's X amount of loans coming out and people are fighting for them.

Jason Goldberg:     Fair enough.  And then just secondly, any chance you could size the potential loan recovery you're getting next quarter?

Jim Rohr:           In the agreement we're not supposed to - we agreed not to
                    use the name of the place that we're getting the recovery from or the amount. So - we do have the money, so we're pleased about that. We'll be fully disclosing it in the second quarter, obviously. But it's a significant recovery.

Jason Goldberg:     Great. Thank you.

Bill Callihan:      Next question, please?

Operator:           Your next question comes from Gerard Cassidy of RBC Capital
                    Markets.

Gerard Cassidy:     Good morning, Jim.

Jim Rohr:           Good morning, Gerard, how are you?

Gerard Cassidy:     Well, thank you. A couple questions on credit quality. The industry you guys as well have seen outstanding credit quality. When do you sense that the cycle may start to change where provisions will have to come to a more normalized level?

Jim Rohr:           That's very difficult to say, because you're asking us to
                    comment on other people's portfolios. I mean, the credit quality situation as an industry is very good, and ours is extraordinarily good and right now, of course, you always say that, right now I would expect that I think Bill said in his comments, for it to remain stable. I think it's a remarkably good time for credit quality and particularly for us. We're very pleased with where we are. It'll change, I mean it will change. But when it does, and how it does, is very difficult to predict.

Gerard Cassidy:     Do you think the irrational pricing in some of the
                    underwriting standards will be the catalyst that you guys are seeing today that there may be credit issues, 12 to 18 months from now?

Jim Rohr:           It's hard to say the timing, really. But it'll come home to roost at some point in time. One of the things that I'm pleased that we've done is we've maintained a very strong discipline on making sure that we don't have large exposures. Because whenever it turns, we'll have some credit issues as well. But hopefully we'll have credit issues in smaller buckets than historically.

Bill Demchak:       There's also two different issues, right? The spread issue doesn't necessarily imply that the loans are risky. It's just you're not getting returns compared to what you'd get historically. The structure issue is more problematic and you've probably seen all the statistics on the percentage of the high yield market and leveraged loan market that's going out sort of rated sub, single B minus and that keeps growing. And that will ultimately be the thing that drives the default statistics that you get out of Moody's and S&P.
                    It's just a percentage of the market that's going out real low sub-investment grade.

Gerard Cassidy:     I see. The other question was on the equity management
                    gains. What's the size of the portfolio that's remaining there and should we see this elevated - should we expect it elevated level to continue?

Jim Rohr:           We're at about $500 million in equity portfolio. We
                    usually target mid-teens kind of return for that. So I think the first quarter was probably a little better than we would normally expect. But a lot of it depends on the market. Keep looking at the Dow and hopefully that will do a little better. We would expect mid teens performances out of that book over time.

Gerard Cassidy:     One final question. With your expansion of the Riggs
                    franchise, as you know, Commerce Bancorp is also expanding into that territory at the same time that you guys are. Is there any outside metrics that we can look at, as investors, to see how successful that expansion is going in the D.C.
                    area?

Bill Demchak:       You can look at how many branches we've built there relative to them.

Gerard Cassidy:     Okay. Thank you.

Bill Callihan:      Next question, please.

Operator:           Your next question comes from John Kline of Sandler O'Neill.

Jim Rohr:           Good morning, John.

John Kline:         How are you guys doing?

Jim Rohr:           Great, thanks. How are you?

John Kline:         All right. Great, thanks. Question on PFPC - really good
                    quarter in terms of revenue growth. Just curious what's driving that. If it's a mix change or number of customers that you've been growing, kind of what the effect is there, of both items.

Jim Rohr:           I think we've been talking about PFPC for a period of time in terms of how they turned the sales around of the company.
                    I think it's kind of a cumulative effect. Year before last was the first year they had a good sales year in quite some time. And there's a lag in terms of how soon some of those customers come on. A number of those customers came on last year. Last year, their sales were probably double the year before. And so they had a whole series of customers. We announced two or three of them, I think, that came on, and a number of those conversions took place in the second half of the year and into the first. Then you had the State Street
                    Research came on stream at the very end of January. So the revenue side was building for PFPC. And then you had the continued takeout. We've taken 1,600 people out of PFPC, I believe the number is, in the last two and a half years. So it's both a revenue and expense game.

John Kline:         It's - you've really turned that around.

Jim Rohr:           Bill Demchak has done a spectacular job there.  We'd love
                    for the market to turn around and then it would really be special.

John Kline:         Yes. Question for you on State Street Research. Looks like it was accretive right out of the chute. Any sense for what the contribution could be for that going forward in terms of additional accretion?

Jim Rohr:           I don't think - I think Larry said in his comments that it would be 30 cents, I believe. And we can't disclose really anything more than what BlackRock disclosed on that call.

John Kline:         You're sure of that 70%?

Jim Rohr:           Not a bad thing.  It's a good thing every day.

John Kline:         Yes.

Bill Callihan:      And John, that's higher than the original thought, that
                    BlackRock had that they mentioned on their call. Thirty cents is actually a number they had expected in 2006.

Jim Rohr:           Right.

Bill Demchak:       That's 4 to 5 cents to PNC.

John Kline:         Got it. Thank you very much.

Jim Rohr:           Thank you, John.

Bill Callihan:      Next question, please.

Operator:           Your next question comes from David Hilder with Bear
                    Stearns.

Jim Rohr:           Hi, David.

David Hilder:       Good morning. Bill and Jim, I think you both made several
                    references to the 28 basis point sequential increase in yield on your securities portfolio. You didn't mention the 33 basis point sequential increase in your funding costs. I just wondered what kind of increase both in yield and funding costs you'd expect if the Fed continues its pattern of raising the Fed Funds target rate by 25 basis points at each meeting.

Bill Demchak:       It ought to - as a percentage of the funds increase,
                    decrease slightly. As we said before, we had some catch up to do in terms of sort of being the low-priced player out there. So as a percentage of whatever the Fed does, we'll be slightly less sensitive on the liability side.

David Hilder:       But would you expect to see the spread between your overall funding costs and the yield on the securities portfolio continue to narrow sequentially?

Bill Demchak:       Yes. We ought to go back to the comment where we basically said the margin at this point ought to stabilize, and depending on you get a little steepness out of the front end, it could go up. It would be unlikely that we could continue to reprice the securities book equal to raw changes in floating rate liabilities, if that's what you're asking.
                    We're pleased that it's rolling off and repricing as quickly as it is. But at the end of the day the bulk of it is fixed rate and it carries duration.

David Hilder:       Ok, thanks very much, Bill.

Bill Demchak:       Yes.

Operator:           Your next question comes from Ed Najarian with Merrill
                    Lynch.

Jim Rohr:           Good morning.

Ed Najarian:        Good morning, guys.  I guess this question is for Bill,
                    sort of a follow-up on Mike Mayo's question. You talked a lot about dry powder. Any sense of how fast you'll grow the securities book? We kind of got some insight on rate relative to the liabilities side...

Bill Demchak:       Yes.

Ed Najarian:        ...but how fast do you expect to increase the size of the
                    securities book?

Bill Demchak:       Well, I think the better way to answer that is how would we cover some of the negative duration of equity and what would we invest in. Remember, a big chunk of our securities book today is floating rate. Right? So we could simply remove the floating rate and fix rate and not grow it at all but use some of this dry powder increase our margin, make more money, blah, blah, blah.

                    The speed at which we do that is something we spend a lot of time talking about. And to be honest, we probably missed a bit of an opportunity with the backup just at the end of the first quarter. We didn't act on it, probably should have. But it's something that we're going to do incrementally. We're not going to take one shot and try to get back to flat. Something we talk about every day. And what we know for sure is that sort of the end of this cycle we want to be fully invested and that that will have - afford us meaningful earnings opportunities.

Ed Najarian:        So from the outside looking in, it's best for us to think
                    about the securities book as sort of growing steadily over the balance of this year.

Bill Demchak:       I don't think you can do that. Because - I think you've
                    got to look at the margin and the notion that we said interest income would go up. Because we could replace floating rate assets with fixed rate, have the book go down but earnings go up, right, just because the fixed rate would carry more than the floating.

Ed Najarian:        Right.

Bill Demchak:       We also have the opportunity to use received fixed swaps,
                    which we did some of in the first quarter. We could do a lot more than we currently have on the books, so focusing exclusively on the securities book size is a little bit misleading in terms of thinking of how we are using the dry powder.

Ed Najarian:        Okay. Then just as a quick follow-up, you might have
                    mentioned this, but I missed it, were there any noticeable non-recurring items in the 129 million other fee income?

Bill Demchak:       The one that's been disclosed.  Recovery that we talked
                    about before on PFPC of about 10 million. And I guess that's it.

Ed Najarian:        Okay, thanks.

Operator:           Your next question comes from Jennifer Thompson of
                    Oppenheimer.

Jim Rohr:           Good morning, Jennifer.

Jennifer Thompson:  Hi, good morning.  I had a couple of questions.  I'm sorry if I missed this earlier. In the "Other Expense" line that seemed to jump a little bit as well, was there anything unusual in that number?

Jim Rohr:           It was mostly related - mostly related to the State Street acquisition. If you take out - if you take out the BlackRock expenses, the PNC expenses were down quarter to quarter.

Jennifer Thompson:  Okay. And okay, so that gets to my second question.
                    Understanding that you can't really talk about - potentially the impact of State Street going forward, can you give us a sense of how much that impacted revenues and expenses to your numbers this quarter?

Jim Rohr:           No.

Jennifer Thompson:  No?

Bill Demchak:       A couple of things. We've got some questions offline on
                    this, I guess. We haven't broken out State Street explicitly, because they're fully converted. We had overlapping clients. The notion it would take 500 accountants to sift and track the individual revenues and expenses of old State Street versus old BlackRock. What you do know, though, is that on an operating basis State Street was neutral to BlackRock in the first quarter and BlackRock independent of that had extremely strong growth - over 20% operating fourth to first. So they're clearly doing exceptionally well.

Jennifer Thompson:  Okay. Just trying to get a sense - but it basically impacted two of the quarters, two of the months of this quarter? Thinking about a run rate going forward?

Bill Demchak:       Yes.

Jennifer Thompson:  Okay.

Bill Demchak:       Yes.

Jennifer Thompson:  And in the - looking at PNC Advisors assets under management, we're down a little bit, obviously overall conditions are impacting that. But can you talk a little bit about maybe customer wins or trends in anything that might be offsetting the market impact?

Jim Rohr:           I'm not certain about $1 billion on PNC Advisors, so - I
                    mean, that can happen as a result of just about anything, including a trust paying out at the end of the quarter. So when you look at PNC Advisors, I think you really have to look at the trends in the bottom line of the business. And if you take out the Hawthorn sale, which was in the first quarter of last year, the gain there, the PNC Advisors was up 17% year-over-year. So we're very pleased with the progress they're making.

Bill Callihan:      Next question.

Operator:           Your next question comes from Claire Percarpio of Janney
                    Montgomery Scott.

Claire Percarpio:   Good morning. Couple of questions. If you could give more
                    color on where you're achieving the good commercial loan growth and have there been any loan purchases on the commercial or consumer side in the quarter? And then two other things. Any guess as to the timing of when you might resolve this potential restatement for cross-border leveraged leases? And third, any thoughts about the tangible common equity level being lower?

Jim Rohr:           The first one is kind of long. The loans really came from
                    across the board growth. There were no real significant purchases at all in the quarter

Bill Demchak:       Some small purchases of home equity on stuff that we
                    already serviced for the client out of our home equity servicing shop. Growth across middle market, business credit, muted growth in real estate largely driven by utilization rates kind of, actually, falling. So kind of across the board. No purchased stuff. We're certainly staying out of the notion of go out and buy loans to grow the balance sheet. That's not in there.

                    Tangible, we have been, as you know, sort of warehousing capital for the Riggs close. We've used some capital up with the balance sheet growth and also with the backup in rates that occurred late in the first quarter through OCI and marking down the security books. Some of that will come back because of the recent rally. But as we've said all along, we have obviously communicated with rating agencies, we're comfortable, they're comfortable with where we are. We're at a point now where we're going to be very conservative in share repurchases as we build back up to levels post-Riggs over the 5% level. Then we'll go from there. There was one other question.

Jim Rohr:           Cross border lease.  When we might resolve the cross
                    border lease.

Bill Demchak:       I guess there's a couple of different things hanging out
                    there. One is the IRS and where they come out on different things. And the other one is what FASB does in relation to any potential settlements with the IRS. I just don't even want to try to predict the outcome of either one of those things. As we say in the notes, we're reserved for any real economic impact that we have. There will be potentially, depending on where FASB comes out, some prior period accounting changes, things that we would do. But the whole net of this is sort of an economic difference in the timing of tax deductions that isn't a huge amount of money for us, so we're sort of covered for it.

Claire Percarpio:   I was calculating that it could be a restatement
                    cumulatively of 100 to 600 million.

Bill Demchak:       One hundred to 600?

Claire Percarpio:   That was where my stab I came out. Am I way high?

Bill Demchak:       That's a big bid offer.

Claire Percarpio:   Okay. Good. That's good to know.

Bill Demchak:       No.  I said that's a big bid offer.  Not a good one.  I
                    don't know that we'd put that number out at this point. But it would be something sort of a prior period issue and doesn't, again whatever it is, will be recaptured over the remaining years of the leases.

Claire Percarpio:   But wouldn't it affect '05 and '06 as well?  Some prior
                    years?

Bill Demchak:       Yes.

Claire Percarpio:   Right.  I'm sorry, just to get clear on my stab, you're
                    saying that's far too large a number, my 100 to 600 range?

Bill Demchak:       Yes, that's too large. But then don't try to narrow me down.
                    I don't want to get into -

Claire Percarpio:   Okay.

Bill Demchak:       - there's so many nuances on what they may come out with,
                    it's too hard to guess. But 5 or 600 is way too big.

Claire Percarpio:   Okay. And just to back up to the loan growth answer real
                    quick...

Bill Demchak:       By the way, I want to go back to that one just for a second.

Claire Percarpio:   Okay.

Bill Demchak:       We - it's kind of interesting. We've put out everything we kind of knew to date in our disclosures on this. And as near as we can tell, we probably have more disclosures out than a lot of other people who we know compete in the business. So
                    I don't think - this is certainly not a PNC isolated incident at all. This is - we just saw it happening, so we told you, which is our practice.

Claire Percarpio:   Right.

Jim Rohr:           And you want to make the comment again how we're reserved
                    economically in this case.

Bill Demchak:       Yes. And we are, to the best of our knowledge, fully
                    reserved economically.

Claire Percarpio:   Okay.  Okay.  Back to this - wait, you're fully reserved
                    economically, but it could still impact '05 and '06?

Bill Demchak:       We could have a timing issue with respect to GAAP earnings.
                    But PV the value to PNC shareholders we're flat. That's kind of what we're saying.

Claire Percarpio:   Although people have been thinking of the revenue
                    recognition differently, so it could impact what people's thoughts are for your earnings level?

Bill Demchak:       Potentially. But we're dancing around on something here
                    that it's kind of a can of worms. Because we're presuming something coming out of FASB that may or may not be the case. We just have no idea. There was just something put out so we commented on it. I think we're going too far down a dangerous path on something that will hit the whole industry, not just PNC. That we were just, I think, probably more forthright in sort of putting it out there than a lot of our competitors.

Claire Percarpio:   But didn't Wachovia already settle for what looked like
                    a pretty big number where you guys look like you're going to duke it out?

Bill Demchak:       They had a - I shouldn't comment on them. To my
                    understanding they had a settlement across a broad range of different issues related to tax. But they would still be subject to whatever would come out from accounting. Again, go back to the beginning, right? You've got an IRS issue and then you got whatever the accountants - whatever FASB is going to do. They are still subject to that. They'll have the same issue.

Claire Percarpio:   Okay. Last thing, sorry to get back to the loan growth,
                    are there certain markets and are they western markets?
                    Where are you getting - are there certain geographic markets that are driving more of the growth, particularly middle market business credit?

Jim Rohr:           No I think the geography - the business credit is a national business for us. Real estate is a national business for us.
                    And so there really aren't any particularly hot geographies in either one of those businesses. And the middle market business, as Bill said, utilization rates are slightly higher but nothing particularly exciting. The real estate business, we have utilization rates up a little bit in the REIT side. But the loan growth really is a little bit across the whole franchise.

Bill Demchak:       The one thing that's very positive, though, although it
                    doesn't show up in huge numbers, is the growth in business banking in the eastern part of our franchise. The percentage growth there I think is north of 20%. Again, not off of a huge base. But that's really encouraging, because it's very granular, high-yield, nice risk profile against that book of business.

Bill Callihan:      As Jim mentioned, small business loan growth was up 13% for the whole unit. So as Bill mentioned, higher in the eastern part of the franchise.

Claire Percarpio:   Thanks.

Bill Callihan:      Next question, please?

Operator:           Your next question comes from Denis Laplante of Keefe,
                    Bruyette, Woods.

Jim Rohr:           Hello, Denis.

Denis Laplante:     Hi, good morning. I guess congratulations on breaking that dollar, right? Elaborating on your trading activities, if you could, you've had two quarters in a row of $50 million worth of trading. Previous to that you have been running around 25. Any change in your value at risk or could you elaborate on what you're doing there?

Bill Demchak:       Sure. No real change over the last couple of quarters in
                    value at risk. There's been an increase if you track back, going over a year or more. The client-related income has just picked up. While we do it on very small size, the same sort of business trends you see from the big Wall Street shops, we see with our clients, just a lot smaller.

                    But the other side of that and the part is, and will be, more volatile is the positioning we do against the value of the balance sheet. And we have become more active in using the trading books to preserve the pure value of the balance sheet given that with hedge accounting the way it is today, our ability to overtly get accrual hedging for derivative instruments or other securities, you can't do it. We just put it in the trading book. And that's been very positive for us over the last couple of quarters. But I think to your point, it's above trend by some amount.

Denis Laplante:     If you were to look at the $50 million, and I don't want to just isolate this to one quarter, but how much of that is coming from client-related stuff, versus kind of more positioning?

Bill Demchak:       The majority of it is coming from client-related stuff.
                    Depending on whether - we're dancing on the head of a pin.
                    The majority is coming from client-related stuff.

Denis Laplante:     Okay. What was the starting point - starting spread on your fixed rate, the received fixed swaps you put on?

Bill Demchak:       Oh, I don't know off the top of my head.

Denis Laplante:     Okay. If I get to pricing on deposits, maybe differentiate between some of the markets, New Jersey, Philly, western PA, Ohio, do you have a sense of which market is a little more competitive than others?

Bill Demchak:       You know, I guess there's been a lot of writing about the
                    competitive midwest or something. When I look at our own pricing and deposits against some of the peer banks, the banks we compete with out here, we're kind of in the pack with them. Interestingly, our growth in our deposits is all coming from the eastern part of our franchise. So we differentiate by market, but as a practical matter, we have fairly uniform practices across our geography and we are seeing the growth on the eastern part of the franchise.

Denis Laplante:     Does that mean that your competitive position relative to
                    others in the east is you're at less of a disadvantage compared to the Midwest is that what that's saying?

Bill Demchak:       I don't think we're at a disadvantage to anybody.

Denis Laplante:     No, no, I mean from a pricing standpoint that you've, even though you have moved them up, you have kind of suggested that you have been below kind of in the middle...

Bill Demchak:       I'm looking at something here that I'm sure you could
                    recreate on rate paid on interest bearing deposits, where if I go back a year, we were always sort of (inaudible). We were always the lowest paying guy out there. Now we're in the upper quartile against the people you would think of as our competitors. We're not the highest, but we're up there, and it's bringing in money.

Jim Rohr:           We said, we made the comment that during declining interest rates it wasn't all that profitable to be putting on a lot of time deposits, so we purposely let that money run off.
                    There was some question as to whether you would lose relationships and you couldn't get it back in a rising interest rate environment, and we clearly found that's not the case. We are adding customers as well as deposits. I guess the other observation in the east, is there's a lot more money in the east. We've got a major franchise there.
                    So I think you've got to go where the money is.

Denis Laplante:     Last question, if I may, on the principal investing.
                    Could you differentiate between the actual cash gains versus mark-to-market?

Bill Demchak:       Sorry.  The realized versus unrealized private equity book?

Denis Laplante:     Yes, right.

Bill Demchak:       I can't off the top of my head and I don't know that, we -
                    disclose it. The reason that's a bit of a complicated question, I can tell you that within our own invested portfolio, the problem is that we have more than half of that money out in third party funds. And so some of their gains were realized and unrealized. It's something we can't follow up with offline. We'll try to provide disclosure perhaps down the road on that sort of thing.

Denis Laplante:     Okay. Thank you.

Jim Rohr:           Thank you, Denis.

Operator:           At this time, there are no further questions.  Mr. Callihan, are there any closing remarks?

Bill Callihan:      No. I think we're - Jim, I don't know - have you got
                    anything else?

Jim Rohr:           No.  Thank you for joining us.  We're very pleased with the quarter and optimistic about the rest of the year. Thanks for your support.

Bill Callihan:      Thank you.

                                End of Transcript

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ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Riggs have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC web site (http://www.sec.gov ). In addition, documents filed with the sec by the PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs are available free of charge from http://www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs's most recent annual meeting proxy statement, which is available on Riggs's website (http://www.riggsbank.com ) and at the addresses provided in the preceding paragraph.